Exhibit 12.1
PIONEER NATURAL RESOURCES COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	For the year ended December 31,
	2006	2005	2004	2003	2002
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	$308,988	$350,466	$197,511	$143,166	$39,540
Rental expense attributable to interest	2,007	1,865	1,261	326	281
Interest expense	107,032	126,086	102,017	91,264	95,729

Earnings	$418,027	$478,417	$300,789	$234,756	$135,550

Rental expense attributable to interest	$2,007	$1,865	$1,261	$326	$281
Interest expense	107,032	126,086	102,017	91,264	95,729
Capitalized interest	12,166	1,089	2,016	5,448	12,251

Fixed charges	$121,205	$129,040	$105,294	$97,038	$108,261

Ratio of earnings to fixed charges	3.45	3.71	2.86	2.42	1.25